Proskauer Rose LLP Eleven Times Square New York, NY 10036-8299

March 9, 2011

VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn:  Michael McTiernan, Esq.

Re:         Preferred Apartment Communities, Inc.
Amendment No. 7 to Registration Statement on Form S-11
Filed on March 9, 2011
File No. 333-168407

Dear Mr. McTiernan:

On behalf of our client, Preferred Apartment Communities, Inc. (the “Company”), we are submitting this letter in response to the written comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in your letter, dated March 9, 2011 (the “Comment Letter”), with respect to the registration statement on Form S-11 filed by the Company with the Commission on July 30, 2010 (No. 333-168407) (the “Registration Statement”), as amended by Amendment No. 1 to the Registration Statement filed by the Company with the Commission on October 4, 2010, Amendment No. 2 to the Registration Statement filed by the Company with the Commission on November 17, 2010, Amendment No. 3 to the Registration Statement filed by the Company with the Commission on December 14, 2010, Amendment No. 4 to the Registration Statement filed by the Company with the Commission on December 20, 2010, Amendment No. 5 to the Registration Statement filed by the Company with the Commission on January 26, 2011, and Amendment No. 6 to the Registration Statement filed by the Company with the Commission on March 4, 2011.

Certain of the Staff’s comments call for explanation of, or supplemental information as to, various matters relating to disclosures provided in the Registration Statement.  Responses to these comments have been provided by the Company to us and are set forth in this letter or in Amendment No. 7 to the Registration Statement (“Amendment No. 7”).  Amendment No. 7 has been filed by the Company today.

The Company’s responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter.  For the convenience of the Staff, each of the comments from the Comment Letter is restated in bold italics prior to the Company’s response.  Capitalized terms used but not defined in this letter shall have the respective meanings given to such terms in Amendment No. 7.  All page number references in the Company’s responses are to page numbers in Amendment No. 7.

Boca Raton | Boston | Chicago | Hong Kong | London | Los Angeles | New Orleans | New York | Newark | Paris | São Paulo | Washington, D.C.

March 9, 2011

Dilution, page 61

1.	The percentage calculation of total consideration in the second table does not appear to be correct. Please revise or advise.

We thank the Staff for this comment and advise the Staff that the percentage of the total consideration paid by the existing stockholder in the second table on approximately page 61 of the prospectus has been corrected to read 0.22% and the consideration paid by the new investors in the same table has been corrected to read 99.78%.

Prior Performance Summary, page 71

2.	Please update the narrative and tabular prior performance data to December 31, 2010, or advise us why this is impracticable.

We advise the Staff that the information supporting the prior performance data through December 31, 2010 is not available currently; the Company has advised us that it does not expect such information to be available until May 2011.  Therefore, the Company is not able to provide updated information relating to the entities discussed in the prior performance summary section of the prospectus.

Market Opportunities, page 78

3.	We note that you have disclosed third-party forecasts of Witten Advisors and Arthur C. Nelson. Please advise us why you have not filed consents. Refer to Securities Act Rule 436.

We advise the Staff that the third-party forecasts of Witten Advisors and Arthur C. Nelson were not prepared specifically for the Company.  The Company received a copy of the materials prepared by Witten Advisors through its subscription service with Witten Advisors.  Therefore, the Company does not consider Witten Advisors to be acting as an expert to the Company within Rule 436 of Regulation C.  On October 8, 2010, November 17, 2010 and December 14, 2010 we provided supplementally letters containing the consents of Witten Advisors and other third parties to the use of and quotation of their respective reports and information referenced or quoted in the Company’s prospectus.  We will provide these consents to the Staff again under separate cover.

The chart entitled “U.S. Historical & Projected Homeownership Rate” on approximately page 81 of the prospectus includes historical and projected information relating to the United State homeownership rate.  The historical information in the chart is based on the United States Census Bureau data, which was provided to the Staff on November 17, 2010 supplementally and will be provided again under separate cover.  The projected information in the chart is based on a description of Arthur C. Nelson’s projections in a publicly available article, Harry Terris, Mulling a Long-Term Drop in Homeownership Rate, Financial Planning, October 8, 2009, http://www.financial-planning.com/news/long-term-drop-homeownership-2664183-1.html.  A copy of this article was provided to the Staff on November 17, 2010 supplementally and will be provided again under separate cover.

March 9, 2011

Description of Real Estate Investments, page 93

4.
We note that you have disclosed aggregate gross income increases for your two properties under contract since March 2010.  Please advise us why you are measuring from March 2010 instead of providing a year-to-year comparison.  In addition, if “aggregate gross income” does not include property operating expenses, please provide balancing disclosure of net operating income changes between fiscal 2009 and 2010.

We advise the Staff that the Company measured aggregate gross income increases for the two properties under contract since March 2010 rather than providing a year-to-year comparison because one property (Oxford Rise) was in the process of being “leased up” and did not “stabilize” until March 2010.  The Company considers a property to stabilize when it is approximately 90% leased.  The Company believes that providing a year-to-year comparison would be misleading because such a comparison would suggest that income would be increasing in the future at a greater rate than what the increase would be for a stabilized property.  Although the second property (Oxford Summit) stabilized in 2009, for purposes of consistency in the Company’s disclosure in the prospectus and pursuant to its discussions with potential investors, the Company provided a comparison for Oxford Summit beginning in March 2010.

We advise the Staff that, while “aggregate gross income” does not include property operating expenses, because rental concessions were given in connection with many leases, the inclusion of the changes in net operating income would reflect the expiration of these rental concessions and would suggest that income would be increasing in the future at a greater rate than what the increase would likely be with no rental concessions.

We thank you for your prompt attention to this letter responding to the Comment Letter and look forward to hearing from you at your earliest convenience.  Please direct any questions concerning this response to the undersigned at (212) 969-3445 or (212) 969-3135.

Yours truly,

/s/ Peter M. Fass
Peter M. Fass, Esq.

/s/ James P. Gerkis
James P. Gerkis, Esq.